Exhibit 3.2

FIRST AMENDMENT

TO

REGULATIONS

OF

CEDAR FAIR MANAGEMENT, INC.

WHEREAS, Cedar Fair Management, Inc. (the “Company”) is the general partner of Cedar Fair, L.P., a publicly-traded Delaware limited partnership (the “Partnership”);

WHEREAS, the Partnership is scheduled to hold its 2020 annual meeting of limited partner unitholders (the “2020 Annual Meeting”) on May 13, 2020 at the JW Marriott San Antonio Hill Country Resort & Spa, 23808 Resort Parkway, San Antonio, Texas 78261;

WHEREAS, on March 16, 2020, in response to the pandemic of respiratory disease spreading from person-to-person caused by a novel coronavirus named “coronavirus disease 2019” and abbreviated “COVID-19” the Center for Disease Control and Prevention, a United States federal agency (the “CDC”), issued interim guidance recommending that gatherings of ten (10) or more people be canceled or held virtually;

WHEREAS, as a result of the CDC’s interim guidance, several states, including New York, Delaware, Ohio and Texas have issued orders either banning gatherings in groups of ten (10) or more people or “stay-at-home” orders requiring people to shelter in place except for health and safety reasons or to obtain supplies and services;

WHEREAS, the Company has determined that it is necessary or desirable to amend the Partnership’s limited partnership agreement to provide that the 2020 Annual Meeting may be held virtually and desires to make a corresponding amendment to the Regulations of the Company (the “Regulations”);

WHEREAS, Section 40(a) of the Regulations provides that except for Sections 9, 10, 11, 14, 15, 16, 23 and 39, the Regulations may be altered, changed or amended in any respect or superseded by new Regulations in whole or in part only after proposal by the directors and by the subsequent affirmative vote of the holders of record of shares entitling them to exercise a majority of the voting power of the Company at an annual or special meeting called for such purpose or without a meeting by the written consent of the holders of record of shares entitling them to exercise a majority of the voting power with respect thereto; and

WHEREAS, the Company desires to amend the Regulations, specifically Section 1, to provide that the annual meeting of the shareholders to be held during the 2020 calendar year may be held virtually and that the directors may determine that any other annual meeting of shareholders held or for which notice is duly given while orders and guidance of similar import to those in effect on the date hereof are in place (whether in response to COVID-19 or a different pandemic or future event) may be held solely by means of communications equipment.

NOW, THEREFORE, this FIRST AMENDMENT TO REGULATIONS of Cedar Fair Management, Inc., dated as of April 1, 2020 (this “Amendment”), is entered into by the Company pursuant to the authority contained in Section 40(a) of the Regulations.

1.	Definitions. Capitalized terms used and not defined in this Amendment have the respective meanings assigned to them in the Regulations.

2.	Amendment to the Regulations. As of the date hereof, the Regulations are hereby amended and modified as follows:

a.

Section 1 of the Regulations is hereby amended by adding and inserting the following at the end of Section 1: “The directors may determine that the annual meeting of shareholders of the Company for the 2020 calendar year shall not be held at any physical place, but instead may be held solely by means of communications equipment as authorized by Ohio law, and without limiting the foregoing, in order to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (whether in effect in response to, or as a result of, a pandemic, natural disaster, terrorist activity or otherwise), the directors may determine that any other annual meeting of shareholders of the Company to be held or for which notice is duly given while such requirements, conditions or guidelines are in effect shall not be held at any physical place, but instead may be held solely by means of communication equipment as authorized by Ohio law.”

3.

Limited Effect. Except as expressly provided in this Amendment, all of the terms and provisions of the Regulations are and will remain in full force and effect and are hereby ratified and confirmed by the Company. Without limiting the generality of the foregoing, the amendments contained herein will not be construed as an amendment to or waiver of any other provision of the Regulations. On and after the date hereof, each reference in the Regulations to “these Regulations,” “the Regulations,” “hereunder,” “hereof,” “herein,” or words of like import will mean and be a reference to the Regulations as amended by this Amendment.